FRANKLIN LAKE RESOURCES INC.
172 Starlite Street  South San Francisco  CA 94080
TEL 650-588-0425   FAX 650-273-1061
E-MAIL info@franklinlake.com

                                                  March 10, 2008

Karl Hiller, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington DC 20549-7010

Via fax 202-772-9368 (letter only) and First Class Mail

Re: Your letter dated June 26, 2007

Dear Mr. Hiller:

We are enclosing

Letter dated March 10, 2008, in response to your letter above;

Black-lined version of a draft of an Amendment to our Form 10-KSB for fiscal year ended October 31, 2006, including two certifications with respect thereto (not black-lined because extensive changes make that impractical); and

Statement containing acknowledgments specified in your letter referred to above.

Thank you for your patience with respect to this response.

If you need further information, please let me know, or you may contact Peter Boyle, our legal counsel (office 650-588-0425/ cell 415-717-8273).

                                                  Sincerely,

                                                  Father Gregory Ofiesh
                                                  President & CEO

FRANKLIN LAKE RESOURCES INC.
172 Starlite Street South San Francisco  CA 94080
TEL 650-588-0425   FAX 650-273-1061
E-MAIL info@franklinlake.com

Karl Hiller, Branch Chief                                                                                                                                                 March 10, 2008
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington DC 20549-7010

Via fax 202-772-9368 (letter only) and First Class Mail

Re:  Your letter dated June 26, 2007

Dear Mr. Hiller:

In response to your letter referred to above, we are responding by numbered paragraphs corresponding to your numbered comments.

We are also sending you a black-lined draft of a proposed Amendment No.1 (“Amendment”) to our Form 10 KSB for the fiscal year October 31, 2006.

We will send another letter responding to your comments on our Form 10-QSB for the Fiscal Quarter Ended January 31, 2007, and including a black-lined draft of a proposed amendment to the form.  We will also include proposed amendments to our Forms 10-QSB for the quarter ended April 30, 2007 and July 31, 2007, including changes requested in your letter dated June 26, 2007, and made in our draft amendment of our Form 10-QSB for the quarter ended January 31, 2007.

General

1	Answered in previous letter

2	STAFF COMMENT

In your next response, please provide the representations regarding the adequacy and accuracy of your disclosure requested at the end of this letter.

RESPONSE

This representations represented are contained in a separate Statement accompanying this letter.

Mr. Karl Hiller
March 10, 2008

3	STAFF COMMENT

Where comments on one section or document impact parallel disclosure in another, make the corresponding to all affected sections and documents .

RESPONSE

We have attempted to do so.

4	STAFF COMMENT

Please include an explanatory paragraph at the forefront o your amended filing document to briefly explain the reasons you are filing the amendment.  Refer readers to specific locations within the filing where further details are presented.

RESPONSE

The Amendment explains the reason for its filing immediately following the cover pare.

Financial Statements

Report of Independent Registered Accounting Firm, page F-1

5	STAFF COMMENT

We have read your response to prior comment one in our letter dated March 28, 2007.  We continue to believe that you will need to re-label your cumulative inception-to-date information as unaudited or present in separate columns the period which were audited and those which were unaudited, as it is inappropriate to combine audited and unaudited financial information in one column.  If you wish to present the audited information separately from the unaudited information you will need to include in your filing the audit reports for each period labeled as ‘audited.’  If you wish to re-label your cumulative inception-to-date information as unaudited, you will need to obtain a revised audit report from your current auditors.

RESPONSE

Mr. Karl Hiller
March 10, 2008

The cumulative inception to date columns have been labeled “unaudited.”

Balance Sheets, page 2

6	STAFF COMMENT

We reissue our prior comment 3 in our letter dated March 28, 2007.  You have not revised the balance sheet line item, “Accumulated Deficit” in your draft amendment to the form 10-KSB.

RESPONSE
We have changed the term “Accumulated Deficit” to “Deficit Accumulated During  Development Stage.”

Statement of Operations, page F-3

7       STAFF COMMENT

In your response to our prior comment 4 in out letter dated March 28, 2007 you state that management elected to recognize the entire gain on the sale-leaseback transaction immediately.  Unless you meet at least one of the conditions outlined in paragraph 33 of SFAS 13, as amended by SFAS 28, you should have deferred the gain on the sale in accordance with paragraph 32 of SFAS 13, as amended.  Please comply with this guidance and amend your financial statement as necessary.

In addition, the sale-leaseback agreement appears to represent a material contract that should be filed as an exhibit.  Refer to Item 601(b)(10) of Form SB-2.

RESPONSE

A copy of the Sale, Purchase, and Lease agreement is attached as an exhibit.

Note 6- Stock Options and Warrants. Page F-13

8   STAFF COMMENT

We note the proposed disclosure you intern to include in an amendment to your filing to comply with prior comment five in our letter dated March 28, 2007.  Please submit

Mr. Karl Hiller
March 10, 2008

to us your analysis that shows how you computed compensation cost under the fair value based method for period ended October 31, 2006 and 2005.  Generally we would expect compensation cost computed under the intrinsic value method.  Explain to us how you concluded there is no difference in these two amounts for the period ended October 31, 2006.

RESPONSE

Notes 6 and 10 of the Notes to Financial Statements explain the computation of compensation cost and the effect on the Statement of Operations.

Note 9- Purchase of Water Rights, page F-15

9	STAFF COMMENT

We have read you response to prior comment two in our letter dated March 28, 2007, and note the disclosure you propose to include in an amendment to your Form 10-KSB to explain the origin of the Water Rights asset balance.  Please tell us whether the agreement you entered into on May 19, 2006 obligated you to pay the property holder $25,000 and whether you held title to all the water rights as of October 31, 2006.  generally a liability exists only when the following characteristics, as further outlined in paragraph 36 of CON 6, are present:

-It is a present obligation that entails settlement by probable future transfer or use of cash, goods, or services.

-It is an unavoidable obligation.

-The transaction or other event creating the obligation has already occurred.

Within your response explain to us how the liability you have recognized in the amount of $18,750 exhibits these characteristics.  To the extent the terms of the agreement gave you the option to purchase the water rights for a specified price and title to the water rights had not been transferred to you, we would expect your balance

Mr. Karl Hiller
March 10, 2008

sheet as of October 31, 2006 to only reflect as an asset the down payment amount made to the property holder.

Finally, we note you account for the water rights as an intangible asset.  Please comply with the disclosure requirements outlined in paragraphs 44 and 45 of SFAS 142.

RESPONSE

The acquisition of water rights, the revision of the terms of the original purchase contract, and the accounting for the transaction are explained under Item 2- Description of Property, in a new section called “Water Rights,” and in Note 9 of the Notes to Financial Statements.

Exhibits

STAFF COMMENT

Please identify the certifying officer by name in the introductory statement of this certification.

RESPONSE

The certifying officer is identified by name in the introductory paragraphs of the Sec. 302 Certification and the Sec. 906 Certification.

Draft Form 10-QSB for the Period Ended January 31, 2007
Our response to your letter dated June 26, 2007, with respect to your comments related to the quarter ended January 31, 2007, will be sent to you separately in a few days.

Thank you for your patience with respect to this response.

If you need further assistance please let me know, or you may contact Peter Boyle, our legal counsel (office 650-588-0425/ cell 415-717-8273.)

                                                                                       Sincerely,

                                                                                       Father Gregory Ofiesh
                                                                                       President & CEO